UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                Information to be Included in Statements Filed
      Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                 Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                    Computer Associates International, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   204912109
          ----------------------------------------------------------
                                (CUSIP Number)

                               Mr. Roger Rotach
                               Careal Holding AG
                                  Utoquai 49,
                           8022 Zurich, Switzerland
                                 411-269-53-53

                                   Copy to:

                            Richard A. Miller, Esq.
                          Simpson Thacher & Bartlett
                425 Lexington Avenue, New York, New York 10017
                                 212-455-2000

          ----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 9, 2003
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                   Page 1 of 7


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CUSIP No. 204912109                                                Page 2 of 7
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--------- --------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                    Careal Holding AG
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                   (a) [_]

                   (b) [_]
--------- --------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------
   4      SOURCES OF FUNDS:

                   WC
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                       [_]
--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland
--------- --------------------------------------------------------------------
 NUMBER OF              7     SOLE VOTING POWER

  SHARES                         125,813,380
                     -------- ------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER

 OWNED BY                        0
                     -------- ------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER

  PERSON                         125,813,380
                     -------- ------------------------------------------------
   WITH                10     SHARED DISPOSITIVE POWER

                                 0
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           125,813,380
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:

                           [_]
--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           21.73%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:

                           CO
--------- --------------------------------------------------------------------


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CUSIP No. 204912109                                                Page 3 of 7
--------------------                                               -----------

    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                    Walter H. Haefner
--------- --------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                   (a) [_]

                   (b) [_]
--------- --------------------------------------------------------------------
   3      SEC USE ONLY

--------- --------------------------------------------------------------------
   4      SOURCES OF FUNDS:

                   WC of Careal Holding AG
--------- --------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)

                       [_]
--------- --------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Switzerland
--------- --------------------------------------------------------------------
 NUMBER OF              7     SOLE VOTING POWER

  SHARES                         125,813,380
                     -------- ------------------------------------------------
BENEFICIALLY            8     SHARED VOTING POWER

 OWNED BY                        0
                     -------- ------------------------------------------------
   EACH                 9     SOLE DISPOSITIVE POWER

  PERSON                             125,813,380
                     -------- ------------------------------------------------
   WITH                10     SHARED DISPOSITIVE POWER

                                 0
--------- --------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                           125,813,380
--------- --------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                           [_]
--------- --------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           21.73%
--------- --------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:

                           IN
--------- --------------------------------------------------------------------


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CUSIP No. 204912109                                                Page 4 of 7
--------------------                                               -----------

     This Amendment No. 9 to the Statement on Schedule 13D, filed on August 24, 1987, by Careal Holding AG, a Swiss corporation ("Careal"), and Mr. Walter
H. Haefner, a national and resident of Switzerland, as amended on July 21, 1988, February 22, 1989, June 14, 1989, August 3, 1989, December 1, 1989,
September 16, 1998, November 14, 2001 and December 28, 2001 (the "Statement"), further amends and supplements such Statement with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), by amending and restating Item 5 of the Statement in its entirety and by amending
Item 6 by adding the text set forth herein. All items not described herein remain as previously reported in the Statement.

Item 5. Interest in Securities of the Issuer.

     As of October 10, 2003, Careal is the owner of record of 125,813,380 shares of Common Stock representing approximately 21.73% of the Common Stock outstanding, based upon information as to the number of such shares outstanding at October 20, 2003 provided in Computer Associates' quarterly report on Form 10-Q for the quarter ended September 30, 2003. Mr. Haefner is the beneficial owner of such 125,813,380 shares of Common Stock and has sole voting and dispositive power with respect thereto.

     Other than the 125,813,380 shares of Common Stock owned of record by Careal and beneficially owned by Mr. Haefner, to the best knowledge of Careal, none of its other directors or executive officers are the beneficial owners of, nor do any of them have a right to acquire, directly or indirectly, shares of Common Stock.

     Except as set forth in Schedule 1 hereto, neither Careal nor Mr. Haefner has effected any transactions in shares of Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On January 6, 2003, Careal Holding AG (the "Pledgee") and Charles Wang (the "Pledgor") executed a Share Pledge Agreement (the "Pledge Agreement") whereby the Pledgor agreed to pledge 2,636,242 shares of Common Stock (the "Shares") as collateral for a loan extended to the Pledgor by the Pledgee as evidenced by the Loan Agreement, executed on January 10, 2003 (the "Loan Agreement"). The pledged shares represent security on all of the Pledgor's obligations under the Loan Agreement. Under the Pledge Agreement, the Pledgor retains all rights to dividends, and other pecuniary interests in the Shares as long as an Enforcement Event (as defined in the Loan Agreement) has not occurred. Upon the occurrence of such an Enforcement Event, the Pledgee will become entitled to the rights in the Shares, including voting rights, dividend rights and other entitlements. On April 3, 2003, the Pledgee and the Pledgor executed an additional Share Pledge Agreement whereby the Pledgor agreed to pledge 2,681,221 shares of Common Stock as collateral for an additional loan extended to the Pledgor by the Pledgee as evidenced by the loan agreement, executed on April 3, 2003 on substantially similar terms as the Pledge Agreement and the Loan Agreement.

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CUSIP No. 204912109                                                Page 5 of 7
--------------------                                               ------------

                                  Signatures
                                  ----------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                     CAREAL HOLDING AG



                                     By:      /s/ Walter H. Haefner
                                              ------------------------
                                     Name:    Walter H. Haefner
                                     Title:   Chairman and President



                                     WALTER H. HAEFNER



                                     /s/  Walter H. Haefner
                                     ---------------------------------


Dated:   October 30, 2003

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CUSIP No. 204912109                                                Page 6 of 7
--------------------                                               ------------


                                  Schedule 1
                                  ----------

     Sales effected in the past 60 days of Common Stock owned of record by Careal and beneficially owned by Mr. Haefner:

                 Number of      Average Price Per             Nature of
    Date           Shares             Share                  Transaction
    ----           ------             -----                  -----------
  09/29/03         300,000           $26.3356           Open market purchase
  09/30/03       1,163,800           $26.1165           Open market purchase
  10/01/03       1,601,400           $26.3948           Open market purchase
  10/02/03         472,150           $26.3946           Open market purchase
  10/07/03         180,300           $27.5686           Open market purchase
  10/08/03         418,800           $28.9937           Open market purchase
  10/09/03       5,863,550           $26.5084           Open market purchase
  10/10/03         500,000            $25.208           Open market purchase

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CUSIP No. 204912109                                                Page 7 of 7
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                               INDEX OF EXHIBITS

                                  Description
                                  -----------

Exhibit 3 Share Pledge Agreement by and between Charles Wang and Careal Holding AG, dated as of January 6, 2003.

Exhibit 4 Share Pledge Agreement by and between Charles Wang and Careal Holding AG, dated as of April 3, 2003.